PINGIFY INTERNATIONAL INC.
  Suite 2020 (Scotia Place, Tower 1), 10060 Jasper Ave. Edmonton, AB, T5J 1V9.
                    Telephone (780)628-6867 Fax (780)669-5859
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                                                                   April 5, 2012

Jan Woo, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Pingify International Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 2, 2012
    File No. 333-179505

Dear Ms. Woo:

Thank you for your assistance in the further review of our filing. In response to our telephone conversation of April 5, 2012 we have filed on EDGAR a marked revised copy of our Registration Statement on Form S-1/A which incorporates the changes made in response to your comment regarding the amount of revenue generated to date.

Revenue

     1. We have replaced "limited revenue" throughout the Registration Statement with "less than $10 in revenue since the product was submitted to iTunes on March 8, 2012".

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in our telephone conversation of April 5, 2012. However, we will provide further information upon request.

Sincerely,


/s/ Jason Gray
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Jason Gray
President & Director